UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-37700 (Nicolet Bankshares, Inc.)

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

NICOLET NATIONAL BANK 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Nicolet Bankshares, Inc.

111 N. Washington Street

Green Bay, WI 54301

NICOLET NATIONAL BANK 401(k) PLAN

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of Nicolet National Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Nicolet National Bank 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Supplemental Schedule of Assets (Held as of End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

Atlanta, Georgia

May 25, 2018

NICOLET NATIONAL BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:

Investments at fair value	$47,934,230	$37,607,920
Receivables:
Employer	2,018,685	1,295,860
Notes receivable from participants	394,305	493,168
Total receivables	2,412,990	1,789,028
Net assets available for benefits	$50,347,220	$39,396,948

See accompanying notes to financial statements.

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NICOLET NATIONAL BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

Additions:
Investment income:
Interest and dividends	$2,240,894
Net appreciation in fair value of investments	4,904,970
Total investment income	7,145,864

Interest income on notes receivable from participants	20,985

Contributions:
Employer	1,991,792
Participant	2,409,693
Rollover	2,109,656
Total contributions	6,511,141
Net additions	13,677,990

Deductions:
Benefits paid to participants	2,696,961
Administrative expenses	30,757
Total deductions	2,727,718

Net increase in net assets available for benefits	10,950,272

Net assets available for plan benefits:
Beginning of year	39,396,948
End of year	$50,347,220

See accompanying notes to financial statements.

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NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of the Nicolet National Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Nicolet National Bank (the “Bank”). Eligible employees are employees who have been employed for one month and are at least 21 years of age. In addition, part-time, temporary, or seasonal employees need to reach 1,000 hours in a calendar year to be eligible. Upon satisfying the eligibility requirements, an employee is eligible to participate in the Plan on the first day of the following month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered at the direction of the Bank. The Trustees are responsible for the oversight of the Plan, determining the appropriateness of the Plan’s investment offerings and monitoring investment performance.

Contributions

Participants may elect to defer from 0% up to 100% of their eligible compensation, not to exceed the amount allowed by the Internal Revenue Service (IRS). Employees are automatically entered into the Plan, after becoming eligible, with a participant deferral of 6% of their eligible compensation, unless their election form indicates a different deferral percentage. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, subject to IRS limitations. Participants are also allowed to make rollover contributions from other qualified plans.

The Bank makes a matching contribution equal to 100% of the participant’s elective deferral not to exceed 6% of eligible compensation for all participants that are employed on the last day of the Plan year. The Bank’s net matching contribution was $1,491,792 for 2017. In addition, the Bank has the option to make a discretionary profit sharing contribution each year. The Bank approved a $500,000 discretionary profit sharing contribution for the year ended December 31, 2017.

Participant Accounts

All investments in the participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options including mutual funds and a common/collective trust.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions (b) plan earnings or losses and (c) forfeitures of terminated participants’ nonvested accounts and reduced by any withdrawals and charged with loan setup and loan maintenance fees incurred by the individual participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The employer’s matching and discretionary profit sharing contributions and related earnings become 25% vested after two years of credited service. The vesting percentage increases an additional 25% each year thereafter, with 100% vesting after five years of credited service.

4

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Notes Receivable from Participants

Participants may borrow from their account in accordance with the provisions under the Plan. A participant may borrow a minimum of $1,000 and a maximum equal to the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s vested account balance. A participant can have up to one loan outstanding at any given time.

The notes bear a fixed interest rate of the prime rate plus 1%. Loans transferred or rolled into the Plan pursuant to the Bank’s merger with a predecessor employer may be grandfathered to allow for more than one outstanding loan and may have interest rate terms that differ from the Plan’s current loan policy. Interest rates are set at the time of the funding of the loan. Interest rates for outstanding loans ranged from 4.25% to 10.25% as of December 31, 2017. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan benefits are available at normal retirement (age 59 1/2), disability retirement, financial hardship withdrawal, death and termination of employment with vested interests. Benefits are paid in a lump sum payment. The Plan also allows for in-service distributions upon attaining age 59 1/2. Benefits are recorded when paid.

Administrative Expenses

The Plan pays some or all of the administrative expenses incurred in conjunction with the Plan and the Bank generally pays the audit fee. Notes receivable issuance and maintenance expenses are charged directly to the participant’s account and are included in administrative expenses.

Forfeited Accounts

Upon termination, the non-vested portion of employer contributions and the earnings thereon become subject to forfeiture. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $50,448 and $26,893, respectively. Forfeitures surrendered during the year ended December 31, 2017 and 2016 will be or were used to reduce the employer match contribution.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and distributed in accordance with the Plan’s provisions.

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NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires Trustees to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Changes in the economic environment, financial markets and any other parameters used in determining these estimates and assumptions could cause actual results to differ from those estimates.

Risks and Uncertainties

The Plan, at the direction of its participants, invests in various investment securities. The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of mutual funds and common stock fund is based on quoted market prices. The investments in units of the common/collective trust funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Delinquent notes receivable from participants are classified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the Plan are paid by the Plan and the Bank.

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NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(3)	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability, which are typically based on an entity’s own assumption, as there is little, if any, related market activity.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2017 and 2016, and there have been no transfers between fair value levels.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding. The NAV’s share price is quoted on a private market that is not actively traded; however the share price is based on underlying investments which are traded on an active market. The NAV is used as the practical expedient to estimate fair value.

Nicolet Bankshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

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NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(3)	Fair Value Measurements, continued

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016.

December 31, 2017	Level 1	Level 2	Level 3	Total
Mutual funds	$39,859,580	$-	$-	$39,859,580
Nicolet Bankshares, Inc. common stock	5,039,200	-	-	5,039,200
Total assets in the fair value hierarchy	44,898,780	-	-	44,898,780
Investments measured at NAV(a)				3,035,450
Investments at fair value	$44,898,780	$-	$-	$47,934,230

December 31, 2016	Level 1	Level 2	Level 3	Total
Mutual funds	$30,633,815	$-	$-	$30,633,815
Nicolet Bankshares, Inc. common stock	4,582,389	-	-	4,582,389
Total assets in the fair value hierarchy	35,216,204	-	-	35,216,204
Investments measured at NAV(a)				2,391,716
Investments at fair value	$35,216,204	$-	$-	$37,607,920

(a)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

For funds reported using NAV, there are no restrictions on redemptions, nor are there any required commitments to invest in the funds. Investment decisions are fully directed by the participant.

(4)	Tax Status

The Plan Administrator has received a favorable tax determination letter, dated March 31, 2014, from the IRS indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

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NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(5)	Party-In-Interest Transactions

During the course of the year, the Plan may enter into certain party-in-interest transactions with the Bank or its holding company, Nicolet Bankshares, Inc. The Bank may provide a discretionary contribution to the Plan’s participants, which is based on the earnings of Nicolet Bankshares, Inc. A $500,000 discretionary contribution was approved for the 2017 plan year.

Effective January 1, 2016, the Plan was amended and restated disallowing the purchase of additional shares of Nicolet Bankshares, Inc. common stock through the Plan. Participants may continue to hold shares already in the Plan or may sell or take an in-kind distribution of the shares. The Plan had the following transactions for the years ended December 31:

	2017	2016

Sales of stock:
Number of shares	4,030	716
Value of shares on transaction dates	$205,002	$30,901

The third-party administrator for the Plan is Alerus Retirement Solutions and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) paid for by the Plan amounted to $30,757 for the year ended December 31, 2017.

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NICOLET NATIONAL BANK 401(k) PLAN

Schedule H, Part IV, Line 4i:

Schedule of Assets (Held at End of Year)

December 31, 2017

Employer Identification Number: 39-1990426

Plan Number: 001

	Identity of issuer, borrower, lessor, or similar party	Description of assets	Shares	Cost	Fair Value

	American Funds	EuroPacific Growth Fund	57,882	(a)	$3,249,470
	American Funds	Growth Fund of America	107,749	(a)	5,340,016
	American Funds	Investment Company of America	93,095	(a)	3,759,173
	American Funds	New World Fund	28,844	(a)	1,929,070
	Artisan	Mid Cap Value Fund	83,722	(a)	1,903,007
	Dodge & Cox	Income Fund	361,032	(a)	4,967,804
	Dodge & Cox	Stock Fund	25,849	(a)	5,263,115
	Fidelity	Strategic Income Fund	223,097	(a)	2,465,219
	Harbor	International Fund	49,522	(a)	3,343,725
	Primecap Odyssey	Aggressive Growth Fund	62,054	(a)	2,750,851
	Royce	Pennsylvania Mutual Fund	202,950	(a)	2,141,121
	Vanguard	500 Index Fund	11,130	(a)	2,747,009
	Total mutual funds				39,859,580

	Wells Fargo	Stable Value Fund	57,610	(a)	3,035,450
*	Nicolet Bankshares, Inc.	Common stock	92,057	(a)	5,039,200
	Total investments per Statement of Net Assets				47,934,230

*	Notes Receivable from Participants	4.25% to 10.25% notes, maturing through 2042			394,305

	Total investments (held at end of year)				$48,328,535

*	Party-in-interest
(a)	Cost information is not required for participant directed investments

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicolet National Bank 401(k) Plan

By:	/s/ Ann Lawson

Title: Chief Financial Officer
Nicolet National Bank

Date: May 25, 2018

11

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

12